October 22, 2007
BY EDGAR AND FACSIMILE
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3720

Re:	American Public Education, Inc. Amendment No. 2 to Form S-1 Filed October 11, 2007 File No. 333-145185
Dear Mr. Spirgel:
On behalf of American Public Education, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated October 19, 2007 to Harry Wilkins, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.
Financial Statements
1.	Refer to response 9. Please also revise the Balance Sheets to label each of the columns for the years ended December 31, 2005 and 2006 as “Restated.”
We will comply with the Staff’s comment in our next amendment to the Registration Statement.
Note 10 — Stock Purchase Agreement, page F-18
2.	Refer to your response to comment 14. Disclose in greater detail how you recorded the difference between the accreted value of the preferred stock on the date of the exchange of $12.2 million and the fair value of the Class A common stock received by the preferred stockholders of $24.3 million as a distribution to those preferred

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 22, 2007

stockholders. Tell us why you did not include disclosure of this exchange as a subsequent event in your June 30, 2007 financial statements.
In response to the Staff’s comment and the Company’s conversation with Claire DeLabar of the Staff on October 22, 2007, we thought it would be helpful to provide the Staff with the following description of the relevant transactions. The discussion below reflects the 11-for-1 stock split of the Class A common stock and common stock that occurred in September 2007.
In August 2002, the Company issued 236,082 shares of Series A convertible preferred stock to funds affiliated with a single venture capital investor at a price of $42.36 per share, for aggregate proceeds of approximately $10,000,000.
The holders of the Series A convertible preferred stock had a right to convert to the Company’s common stock at an 11:1 conversion rate, and the Series A convertible preferred also provided for mandatory conversion on certain events, such as a qualified IPO.
The Company’s certificate of incorporation provided that if a liquidation event occurred prior to April 2004, the holders were entitled to receive (x) the original issue price plus an 8% per annum dividend (the “Liquidation Preference”), and (y) what they would have received had they converted into common stock immediately before the liquidation event. However, if by April 2004 specified performance criteria (certain financial results and achievement of regional accreditation) were met, the participation feature would fall away and the holders of the Series A would be entitled to receive the greater of (x) the Liquidation Preference and (y) what they would be entitled to receive had they converted into common stock immediately before the liquidation event. Those performance criteria were not met by April 2004 and the Series A remained a participating preferred security.
The Series A convertible preferred also had a redemption feature. Beginning in August 2007, holders of a majority of the Series A convertible preferred had the right to request redemption of the Series A convertible preferred. Upon receipt of the redemption request, the Company was required to redeem the Series A convertible preferred stock within one year of the date of the request. The Series A convertible preferred was redeemable at the greater of the fair market value of the Series A convertible preferred stock and the Liquidation Preference. If the Company and the holders of a majority of the Series A convertible preferred could not agree on the fair market value of the Series A convertible preferred, the fair market value was to be determined by an appraisal process using nationally recognized investment banking firms, without taking into account certain discounts, such as discounts for lack of control or illiquidity.
Founder Repurchase
In August 2005, the Company agreed to repurchase all of the shares of common stock held by the Company’s founder and holder of a majority of the then outstanding common stock at a price of $4.55 per share. Prior to the repurchase, there were 5,800,003 shares of common stock outstanding, of which 3,300,000 were held by the founder, who also held vested options to

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 22, 2007

purchase an additional 371,261 shares of common stock that were also repurchased by the Company upon their exercise by the founder. In order to fund the repurchase, the Company raised funds through the Class A common stock issuance described below. The Company also offered each common stockholder the opportunity to sell their shares of common stock to the Company at the same price of $4.55 per share.
Class A Common Stock Issuance
In August 2005, the Company issued an aggregate of 3,520,000 shares of Class A common stock at $4.55 per share to the funds affiliated with the original third party venture capital firm and to funds affiliated with another venture capital firm, and in October 2005 the Company issued additional shares of Class A common stock also at $4.55 per share to certain other institutional and accredited investors.
Series A Convertible Preferred Stock Recapitalization
As part of the amendment and restatement of the charter to authorize the Class A common stock in August 2005 and as a condition to the Class A common stock issuance, the Series A convertible preferred stock was recapitalized into Class A common stock at a rate of 22.666952 shares of Class A common stock for each share of Series A. The 236,082 shares of Series A convertible preferred Stock became 5,351,258 shares of Class A common stock. This was effected as a reclassification of the Series A convertible preferred stock.
The total number of Class A common shares to be issued was calculated to be approximately equivalent to the value of the Series A convertible preferred shares on a participating basis, which is expressed in the following manner:
•	2,754,356 shares of Class A common stock, which is a number of shares equal to the liquidation preference determined by taking the sum of the original issue price of the Series A convertible preferred stock and the accrued dividend and dividing by $4.55 per share (the value of the Class A common stock); plus

•	2,596,902 shares of Class A common stock issued at a conversion rate of 11:1, which is equivalent to the number of shares issuable upon conversion.
This takes into account that the Series A convertible preferred was a participating preferred security. Accordingly, the total value of the shares of Class A common stock issued was determined to be equivalent to the fair market value of the Series A convertible preferred stock.
In addition, in determining that the value of the Series A convertible preferred was at least equal to the value of the Class A common stock that was issued in the reclassification, the Company considered that the Series A convertible preferred holders would no longer be entitled to receive a dividend, that the Company would benefit from no longer having to accrete the value of the Series A convertible preferred and that by the Series A convertible preferred holders agreeing to

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 22, 2007

waive their rights to receive the dividend and their other preferences, the Company’s regulatory efforts would be facilitated.
As discussed above, the Company did not treat the recapitalization of the Series A convertible preferred stock as a distribution to the holders of the Series A convertible preferred. Rather, the Company believes that each transaction described above took into account the fair market value of the applicable securities, and each security that the Company issued was issued for consideration equivalent to the applicable fair market value, whether the consideration received was cash or, in the case of the recapitalization, the Series A convertible preferred securities received by the Company.
The Company proposes revising Note 10 in its next amendment to the Registration Statement in response to the Staff’s comment and to reflect the transactions described above. A copy of Note 10 as it is proposed to be revised is attached to this letter as Exhibit A.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2778 or Michael J. Silver at (410) 659-2741.
Very truly yours,
/s/ William I. Intner
William I. Intner
cc: Harry T. Wilkins

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 22, 2007
Exhibit A
Note 10. Conditionally Redeemable Preferred Stock, Warrants and Recapitalization~~Stock Purchase Agreement~~
Conditionally Redeemable Preferred Stock
     On August 30, 2002, the Company entered into a Stock Purchase Agreement with third party investors. Under the Stock Purchase Agreement, the Company issued 236,082 shares of Series A Convertible Preferred Stock (“Series A Preferred”), $0.01 par value, at $42.36 per share. The Series A Preferred was convertible to the Company’s common stock at the holders’ option at an original conversion ratio of 11:1. The Series A Preferred was also redeemable at the option of the holders of at least a majority of the Series A Preferred on or after August 30, 2007 at a value of the greater of the fair market value of shares at the time of redemption or the Liquidation Preference, which is defined as the sum of the original purchase price, any declared but unpaid dividends and an additional amount of 8% per annum of the original purchase price, compounded annually. If the Company and the holders of a majority of the Series A Preferred could not agree on the fair market value of the Series A Preferred, the fair market value was to be determined by an appraisal process using nationally recognized investment banking firms. In the event of a liquidation, the holders of the Series A Preferred were entitled to receive the Liquidation Preference and the holders were also entitled to participate on a pro rata basis with the holders of the common stock in any remaining distribution unless the Company met certain performance criteria by April 2004, which were not met. The liquidation preference as of December 31, 2004 was $11,976,411. Holders of the Series A Preferred were entitled to the number of votes equaling the common shares issuable upon conversion. As long as the investors of Series A Preferred maintained 118,041 shares, they were also entitled to elect two members of the Board of Directors.
     Because the Series A Preferred could have been redeemed on or after August 30, 2007 at the holders’ option, proceeds from Series A Preferred, less related issuance costs of $1,064,421, were initially recorded as outside of permanent equity. Upon receipt of a redemption request, the Company would have been required to redeem the outstanding shares of Series A Preferred in full within one year of the redemption request. If the Company did not have legally available funds from which it could make the redemption, the holders of the Series A Preferred would have become entitled to elect a majority of the Company’s board of directors. The difference between the initial carrying value of the Series A Preferred and the highest redemption value on August 30, 2007, which was estimated to be $14,693,918, (the original purchase price plus 8% per annum, compounded annually), was initially accreted using the effective interest method over a five-year period.
Warrants
     In connection with the Stock Purchase Agreement, the Company issued a warrant (the “Warrant”) to purchase 155,815 shares of its Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”) to a third party placement agent for its service in arranging and negotiating the

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 22, 2007
Exhibit A, Page 2
Series A Preferred placement. The Warrant had an initial exercise price of $4.62 per share and was to expire on August 30, 2007. The Series A-1 Preferred had identical rights and privilege as Series A Preferred, except the holder of Series A-1 Preferred were not entitled to participate with the Common Stock in a liquidation as a result of a failure to meet performance criteria. The fair value of the Warrant on the date of issuance and as of December 31, 2004 was determined to be de minimis.
     ~~In August 2005, the Company consummated a number of transactions, resulting in the conversion of all of its Series A Preferred Stock and the Warrant, the purchase of Class A Common Stock by third party investors, and the purchase of all outstanding shares of the Company’s majority stockholder, including options exercised in 2005.~~
Recapitalization~~Exchange of Preferred Stock~~
     In August 2005, the Company sold 3,520,000 shares of its Class A Common Stock for the fair market value price of $4.55 per share for gross proceeds of $16,000,000 to funds associated with two venture capital firms.
     With the proceeds received from the sale of the 3,520,000 shares of Class A Common Stock, the Company purchased 3,300,000 shares of Common Stock held by the Company’s majority stockholder and 371,261 shares held as a result of options exercised by that stockholder in 2005, which represented all of the shares held by that stockholder. The Company purchased these shares for the estimated fair market value price of $4.55 per share for a total amount of $16,687,550.
     In August 2005, t~~T~~he Company also exchanged all 236,082 shares of outstanding ~~the~~ Series A Preferred Stock ~~into~~ for Class A Common Stock at a rate of 22.~~060632~~ 666952 shares of Class A Common Stock for each 1 share of Series A Preferred. The exchange of the Series A Preferred Stock occurred in connection with the amendment and restatement of the Company’s certificate of incorporation to authorize the Class A common stock necessary for the issuance described above. The total value of the shares of Class A common stock issued in the exchange was determined to be equivalent to the fair market value of the Series A Preferred, which determination, because the Series A Preferred was a participating preferred security, took into account the Liquidation Preference and the conversion value of the Series A Preferred. The voting, dividend, and liquidation rights of holders of Class A Common Stock and Common Stock are identical and at an equal rate with one another except no dividend will be declared and paid on the Common Stock unless and until an equal dividend has been declared and paid on the Class A Common Stock and the consent of the holders of Class A Common Stock is required to, among other things, consent to certain fundamental transactions, the incurrence of indebtedness in excess of $2,000,000 in the aggregate, and acquiring other entities.
~~Exchange of Preferred Stock Warrants~~

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
October 22, 2007
Exhibit A, Page 3
     ~~In connection with the exchange of the Series A Preferred, the Company entered into an agreement to exchange the Warrant into a warrant to purchase 155,815 shares of Class A Common Stock. The exercise price for the new warrant is priced at $4.62 per share and it is exercisable until August 30, 2009.~~
~~Issuance of Class A Common Stock to Third Party Investors~~
     ~~The Company sold 3,520,000 shares of its Class A Common Stock for the fair market value price of $4.55 per share for gross proceeds of $16,000,000 to funds associated with two venture capital firms.~~
~~Company Purchase of Outstanding Shares of Major Stockholder~~
     ~~With the proceeds received from the sale of 3,520,000 shares of Class A Common Stock, the Company purchased 3,300,000 shares of Common Stock held by the Company’s majority stockholder and 371,261 shares held as a result of options exercised by that stockholder in 2005, which represented all of the shares held by that stockholder. The Company purchased these shares for the estimated fair market value price of $4.55 per share for a total amount of $16,687,550.~~
     In connection with the exchange of the Series A Preferred, the Company entered into an agreement to exchange the Warrant into a warrant to purchase 155,815 shares of Class A Common Stock. The exercise price for the new warrant is priced at $4.62 per share and it is exercisable until August 30, 2009.